Exhibit (a)(11)

[communication to be in email format]

3 West Plumeria Drive
San Jose, CA 95134

March 10, 2003

Dear Selectica Employees:

As you are probably aware, the deadline for electing to participate in, or for modifying or rescinding your election to participate in, the Selectica, Inc. Employee Stock Option Exchange Program is 9:00 p.m. Pacific Time on March 19, 2003 (unless this deadline is extended by Selectica prior to that time). After the deadline, your election to participate in the program will be irrevocable.

Attached is revised information regarding the Selectica, Inc. Employee Stock Option Exchange Program, which you should consider in deciding whether to participate in (or modify or rescind your participation in) the program. Selectica has revised the information as summarized below:

We have revised the document to clarify that a total of 2,601,100 shares are subject to the offer.

We have revised Section 4 to make clear that we will only accept tendered options after the expiration of the offering period.

We have revised Section 5 to make clear that we will provide you notice of options accepted for exchange promptly after the expiration of the offering period.

We have revised a typographical error in Section 6 to change the March 19, 2003 date to February 19, 2003.

We have revised Section 8 to briefly describe the terms of the eligible option plans under which the replacement grants will be made.

We have revised the Summary Financial Information on Schedule A to add book value per share.

If you have questions relative to the offer, please contact Richard Morales by email or at (408) 545-2627.

Dr. Sanjay Mittal